Exhibit (a)(5)(x)

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly Held Company with Authorized Capital

CNPJ/ME No. 10.440.482/0001-54

NIRE 35.300.567.064

CVM Code No. 2614-0

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 11, 2022

1.      DATE, TIME AND PLACE: November 11, 2022, at 11:00 a.m., through videoconference, pursuant to paragraph 4 of article 18 of the bylaws of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (the "Company"), with its principal place of business at Avenida Presidente Juscelino Kubitschek, nº 2041, Bloco A - Cond. WTORRE JK, Vila Nova Conceição, CEP 04543-011, São Paulo, State of São Paulo.

2.      CALL NOTICE AND ATTENDANCE: Call notice waived considering the presence of all of the members of the Board of Directors.

3.      MEETING BOARD: Mr. Carlos Rey de Vicente, acting as chairman of the meeting, invited Mrs. Daniela Mussolini Llorca Sanchez to act as secretary.

4.      AGENDA: Pursuant to Article 19, XXVII of the Company´s bylaws, resolve on the issuance of an opinion regarding the public delisting tender offer in Brazil (the “Brazilian Offer”) and the public delisting tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) currently being carried out by the Company´s direct controlling shareholder, PagoNxt Merchant Solutions, S.L. (“PagoNxt”) for the acquisition of all the Company’s issued and outstanding (i) common shares (the “Common Shares”), preferred shares (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the "Units"), traded on B3 S.A. - Brasil, Bolsa, Balcão ("B3") and (ii) American Depositary Shares, each representing two Units (the "ADSs"), traded on the Nasdaq Global Select Market ("NASDAQ"), not held, directly or indirectly, by PagoNxt Merchant Solutions, for the purposes of delisting Getnet and, thus, terminating (i) Getnet’s registration as a publicly-held company (Class A) with the Brazilian Securities and Exchange Commission ("CVM"), pursuant to CVM Resolution No. 80, dated March 29, 2022 and CVM Resolution No. 85, dated March 31, 2021 ("CVM Resolution 85"); (ii) Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); (iii) the trading of the Shares and the Units on the B3, pursuant to B3's Issuer Manual; and (iv) the trading of the ADSs on the NASDAQ, as approved by the Company´s shareholders at the Extraordinary General Shareholders´ Meeting held on July 8, 2022.

5.      RESOLUTIONS:

Initially, the Directors unanimously approved the drawing up of these Minutes in the form of a summary and their publication in the form of an extract, with the omission of the signatures of all the Directors.

Then, after discussions and debates on the matter on the Agenda, the members of the Company's Board of Directors, by unanimous vote and without any restrictions, with the abstention of Directors Carlos Rey de Vicente, Ignacio Navarte Ichazo and Javier San

Félix Garcia, resolved to issue a favorable opinion on the acceptance of the Offers, pursuant to the document contained in Annex I to these Minutes, which is an integral part of it for all legal purposes and effects.

6.      CLOSING: There being no further matters to be resolved, the Chairman thanked those present and finalized the meeting so that these minutes could be drawn up, after which, after being read, were approved electronically by those present. Meeting Board: Carlos Rey de Vicente, Chairman and Daniela Mussolini Llorca Sanchez, Secretary. Board Members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, Marcelo Augusto Dutra Labuto and Cassio Schmitt.

We certify that this is a true transcript of the minutes recorded in the appropriate book.

São Paulo, SP, November 11, 2022.

Daniela Mussolini Llorca Sanchez
Secretary

ANNEX I

TO THE MEETING OF THE BOARD OF DIRECTORS OF GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

HELD ON NOVEMBER 11, 2022

OPINION OF THE BOARD OF DIRECTORS OF GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO REGARDING THE PUBLIC TENDER OFFER TO PURCHASE UNITS, SHARES AND ADSs FOR THE PURPOSES OF TERMINATING THE REGISTRATION AS A PUBLICLY-HELD COMPANY AND CONSEQUENT DELISTING FROM THE TRADITIONAL SEGMENT OF B3 S.A. – BRASIL, BOLSA, BALCÃO EXECUTED BY PAGONXT MERCHANT SOLUTIONS, S.L.

Pursuant to Article 19, XXVII of the bylaws of the Company, Getnet´s Board of Directors presents its opinion regarding the Offers currently being carried out by the Company´s direct controlling shareholder, PagoNxt, for the acquisition of all the Company’s issued and outstanding (i) Shares and Units, traded on B3 and (ii) ADSs, traded on the NASDAQ, not held, directly or indirectly, by PagoNxt, for the purposes of delisting Getnet and, thus, terminating (i) Getnet’s registration as a publicly-held company (Class A) with the CVM, pursuant to CVM Resolution 80 and CVM Resolution 85; (ii) Getnet’s registration with the SEC; (iii) the trading of the Shares and the Units on the B3, pursuant to B3's Issuer Manual; and (iv) the trading of the ADSs on the NASDAQ, as approved by the Company´s shareholders at the Extraordinary General Shareholders´ Meeting held on July 8, all as communicated through the Material Facts disclosed on May 19, July 15 and October 27, 2022, available on the websites of Getnet (ri.getnet.com.br), CVM (www.cvm.gov.br) and B3 (b3.com.br).

1.	THE OFFERS AND THE FACTS PRECEDING THE ISSUANCE OF THIS OPINION.

1.1       On May 19, 2022, Getnet was informed by PagoNxt, its direct controlling shareholder, that it intended to launch the Offers, for the acquisition of up to all of the (i) Shares and Units traded on B3; and (ii) ADSs, traded on the NASDAQ, all issued by the Company and outstanding, not held, directly or indirectly, by PagoNxt, in order to (i) deregister Getnet as a publicly traded corporation (Category A) before the CVM, pursuant to CVM Resolution 80 and CVM Resolution 85; (ii) terminate Getnet's registration with the SEC; (iii) terminate the trading of Shares and Units in the traditional segment of B3, pursuant to the B3 Issuer Manual; and (iv) terminate trading of the ADSs on the NASDAQ.

1.2       On the same date, Getnet disclosed a Material Fact informing its shareholders and the market of the preliminary terms and conditions of the Brazilian Offer of which it was aware.

1.3       On May 27, 2022, a meeting of this Board of Directors was held at which it unanimously approved (i) the contracting of KPMG Auditores Independentes Ltda. (“Appraiser”), to prepare the Company's appraisal report (“Appraisal Report”), within the scope of the Company's Offers; and (ii) the call notice for an extraordinary general shareholders´ meeting of the Company to resolve on the termination of the Company´s registrations with the CVM and the SEC, conditioned on the completion of the Offers.

1.4       On June 20, 2022, Purchaser submitted a first draft of the Brazilian tender offer notice, known as an Edital (the “Brazilian Tender Offer Notice”), to the CVM, describing its proposed tender offer (including the steps to be taken towards the deregistration of the Company). On June 24, 2022, Purchaser was notified by the CVM that that their analysis of the Brazilian Tender Offer Notice would commence only upon filing of an appraisal report of the Company, as required by Brazilian law.

1.5       On July 8, 2022, our shareholders convened and approved (subject to the conclusion and settlement of both Offers by PagoNxt):

(i)	the termination of Getnet´s registration as a publicly held company (Category A) with the CVM; and

(ii)	the termination of Getnet´s registration with the SEC.

1.6       On July 15, 2022, the Company published a material fact announcement (fato relevante) to disseminate the appraisal report prepared by the Appraiser. The Appraiser concluded that the Company’s valuation as of March 31, 2022, as assessed using a discounted cash flow method, was between R$3,960.0 million and R$4,350.0 million, which would be equal to a price per Unit in the range of R$4.24 to R$4.66 or a price per Share in the range of R$2.12 to R$2.33.

1.7       On July 21, 2022, Purchaser submitted a revised draft of the Brazilian Tender Offer Notice to the CVM, which superseded the first draft of the Brazilian Tender Offer Notice and submitted the appraisal report prepared by KPMG to the CVM for review. Following receipt of comments from the CVM on August 15, 2022, Purchaser submitted a revised draft of the Brazilian Tender Offer Notice to the CVM on September 8, 2022. This revised draft of Brazilian Tender Offer Notice included a revised version of the appraisal report prepared by the Appraiser. The Appraiser´s conclusions with respect to the valuation of the Company did not change in the revised version of their appraisal report.

1.8       Purchaser received additional comments from the CVM on September 23, 2022 and submitted a revised draft of the Brazilian Tender Offer Notice on September 29, 2022. Additional comments were received from the CVM on October 3, 2022, and a revised draft of the Brazilian Tender Offer Notice was submitted on October 5, 2022. Additional comments were received from the CVM on October 25, 2022, and a response to those comments including a revised version of the appraisal report prepared by KPMG was submitted on October 26, 2022 (the Appraiser´s conclusions with respect to the valuation of the Company did not change in the revised version of their appraisal report).

1.9       On October 27, 2022, the CVM granted the registration of the Brazilian Offer (CVM/SRE/OPA/CAN/2022/003), as disclosed in the Material Fact dated October 27, 2022, and on October 31, 2022 the Brazilian Tender Offer Notice was disclosed on the websites of Getnet, CVM and B3 and published in the newspaper “Valor Econômico”.

2.	SCOPE OF THIS OPINION.

2.1       The purpose of this opinion is to comply with the provisions of Article 19, XXVII of Getnet's Bylaws. In this regard, Article 19, XXVII of the Bylaws establishes the following:

"Article 19. It is the attribution of the Board of Directors, in addition to other duties assigned to it by law or by these Bylaws:

[...]

XXVII – to opine in favor or against any public offer for the acquisition of shares that has as its object the shares issued by the Company, by means of a prior reasoned opinion, published within 15 (fifteen) days of the publication of the notice of the public offer for the acquisition of shares, which must address, at least: (i) the convenience and opportunity of the public offer for the acquisition of shares in terms of the interest of all shareholders and in relation to the liquidity of the securities held by them; (ii) the repercussions of the public offer for the acquisition of shares on the Company's interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors deems relevant, as well as the information required by the applicable rules established by the Brazilian Securities Commission;”.

2.2      Under Article 19, XXVII of the Bylaws, the opinion must be presented "in up to fifteen (15) days as of the publication of the notice of the public tender offer for the acquisition of shares " which, as abovementioned, was published on October 31, 2022. Therefore, this opinion is presented in a timely manner, in accordance with the deadline established in the Bylaws.

2.3      Also on the date hereof, as provided under U.S. securities laws, the Company filed with the SEC its position regarding the transaction on Schedule 14D-9, in compliance with the deadline of up to ten (10) business days (in the U.S.) counted of the launching of the Offers.

3.	CONVENIENCE AND OPPORTUNITY OF THE OFFERS.

3.1.      In view of the aspects involving the Offers, the Board of Directors understood that the issuing of an opinion regarding the convenience and opportunity of accepting the Offers depended on obtaining an independent expert opinion, which evaluated the adequacy and fairness of the values relating to the offered price per security.

3.2.      As a result, in order to facilitate the issuance of this opinion, the Board of Directors requested the Company's management to hire an independent financial advisor who could issue a fairness opinion on the Offers.

3.3.      For this purpose, Getnet hired BR Partners Assessoria Financeira Ltda., a specialized company headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3732, 28º andar, Itaim Bibi, CEP 04538-132, registered in the CNPJ/ME under No. 10.487.157/0001-47 (the "Financial Advisor"), which was responsible for preparing and issuing the aforementioned fairness opinion in relation to the terms and conditions of the Offers, which is included herein as Annex 3.3. The scope of said contracting consisted, in summary, of preparation of analysis with a view to supporting the economic and financial aspects of this opinion. This Board of Directors chose the Financial Advisor based on its qualifications, experience, reputation and knowledge of Getnet's business, as well as its experience in Latin America and in particular in Brazil, as part of its business as an investment bank and regular involvement in the valuation of businesses and assets related to mergers and acquisitions, underwritings, secondary distributions of shares of listed and unlisted companies and private placements.

3.4.      The members of the Board of Directors held meetings to analyze the Offers and prepare this opinion. Additionally, the Company´s representatives held meetings with the representatives of the Financial Advisor before the start of the work and after its conclusion, with a view to discussing assumptions and analyzing the conclusions presented.

3.5.      The conclusions contained in the fairness opinion (Annex 3.3) prepared by the Financial Advisor state, in summary, that:

“Subject to the above, on the present date, the price per Security offered by the Purchaser, as described herein, from an exclusively financial point of view, is fair.”

3.6.      In addition to the analyses contained in the fairness opinion issued by the

Financial Advisor, the members of this Board of Directors considered, in forming their opinion on the Offers, that the offered price is higher than the value range indicated by the Appraiser in the Appraisal Report as adequate for determining the economic value of the Company, situated between R$4.24 (four Brazilian Reais and twenty-four cents) and R$4.66 (four Brazilian Reais and sixty-six cents) per Unit according to the discounted cash flow method, indicated in the Appraisal Report as the most appropriate to determine the economic value of the Company.

3.7.      The Getnet Board believes that Purchaser is offering to Company securityholders a fair solution, given the prevalent low liquidity of the Shares, Units and ADSs and the performance of the Brazilian capital markets and comparable listed payments companies since the Company’s listing in October 2021 (which benchmark indices have fallen by approximately 28% in this period). The Securities have historically had limited liquidity in the stock markets, and their trading volumes and prices are considered low. From March 30, 2022 to September 26, 2022, the average daily trading volume for the Units on the B3 and the ADSs on the NASDAQ was 662,000 Units and 73,000 ADSs, respectively, according to Factset.

3.8.      Moreover, the Getnet Board believes that Purchaser is offering Company securityholders the opportunity to recoup the price paid at the opening listing auction of the Securities, without discounting the R$394.1 million in dividend and interest on capital (or 9.0% of the price at which the Units were delivered at listing) that holders of Securities will have received from listing until the settlement of the Offers (including the payment of the interest on capital announced on May 4, 2022 and paid on June 27, 2022), despite the fact that the trading price of the Units on the B3 has declined by 23% and the trading price of comparable Brazilian securities has declined by approximately 60% from the date of the Company’s listing to May 19, 2022.

3.9.       The Getnet Board believes that the Offers represent an opportunity for the Company’s securityholders to monetize their positions held in Shares, Units and ADSs with low liquidity at a premium well above that paid in previous, comparable transactions. The offer price represents a premium of 29.3% in relation to the closing market price of the Units on the B3 on May 19, 2022 (the date on which the Offers were announced). Accordingly, the Getnet Board believes that the Offers represent an attractive liquidity opportunity for minority shareholders in light of the premium offered.

3.10.      Furthermore, the offer price is payable to the unaffiliated security holders entirely in cash, which provides certainty of value and immediate liquidity to the holders of the securities. This means that the Offers provide an opportunity for unaffiliated security holders to exit their positions at the offer price with certainty of execution and limited market risk, and to immediately monetize their investment in the Company.

3.11.      The Getnet Board believes that the termination of registration is in the Company’s best interests, as, in the Getnet Board’s opinion, the Company does not intend, in the future, to seek funding for its activities from capital markets, and maintaining the registration is therefore an unnecessary cost the funds for which could be better allocated by investing in the Company’s activities. In other words, deregistration would eliminate the inefficiency of incurring the costs of a publicly held company while only having a small base of public shareholders.

3.12.      Moreover, the Offers are subject to proration, which is intended to preserve an adequate market for public securities following a tender offer that is undersubscribed.

3.13.      Thus, considering the above, as well as the conclusion contained in the fairness opinion, this Board of Directors is of the opinion that the price offered by PagoNxt meets the interests of the Company's shareholders who are recipients of the Offers.

3.14.     The Company's Board of Directors emphasizes that the individual aspects of each shareholder must be taken into account, including tax aspects, expenses to be incurred and investment strategy.

3.15.     The Company's Board of Directors is not aware of any recent material changes in the Company's financial situation that would alter its perception of the offered price.

4.	REPERCUSSIONS OF OFFERS ON THE COMPANY'S INTERESTS.

4.1      The announcement of the Offers may have caused impacts, although difficult to measure, on the trading of ADSs, Units and Shares issued by Getnet, whose volumes and prices may have been influenced by the evaluation of market agents regarding the perspective of adhering to the Offers and, to some extent, the interest of market participants to form or unwind positions in accordance with their interests in relation to the Offers.

4.2       Notwithstanding the impacts mentioned in the previous item, in the opinion of this Board is that whatever the result of the Offers, Getnet will continue to be able to achieve its long-term strategic objectives.

5.	STRATEGIC PLANS DISCLOSED BY THE OFFER IN RELATION TO THE COMPANY.

5.1.       The Getnet Board understands that Purchaser, along with the Santander group, intends to consolidate its shareholding in the payments sector. Furthermore, the Getnet Board understands that Purchaser has plans to accelerate the deployment of the Company’s global franchise in Europe and globally, and acquiring minority stakes in the Company would provide flexibility and simplicity to Purchaser’s structure.

6.	OTHER RELEVANT ITEMS.

6.1       In view of the tax impacts related to the Offers, the members of this Board of Directors recommend that the Company's shareholders who intend to adhere to the Offers carefully read the provisions contained in items 2.6.2 and 5.14 of the Brazilian Tender Offer Notice and, mainly, that they consult their respective tax advisors for an effective understanding of the matter.

7.	CONCLUSION.

7.1       In view of the considerations and conclusions contained in the items above, and in compliance with the provisions of Article 19, XXVII of the Company's Bylaws, the Company's Board of Directors, with the abstention of Directors Carlos Rey de Vicente, Ignacio Narvarte Ichazo and Javier San Félix Garcia, opines in favor of accepting the Offers, warning that it is the responsibility of each shareholder to make the final decision regarding the acceptance of the Offers, taking into account the individual aspects of each shareholder, including tax aspects, expenses to be incurred and strategy of investment.

São Paulo, SP, November 11, 2022.

Carlos Rey de Vicente

Ignacio Narvarte Ichazo

Javier San Félix Garcia

João Guilherme de Andrade Só Consiglio

Marcelo Augusto Dutra Labuto

Cassio Schmitt

ANNEX 3.3
FAIRNESS OPINION

[See Annex II to Schedule 14D-9]